Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Ontrak, Inc. on Form S-3 to be filed on or about September 11, 2020 of our reports dated March 16, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, and the effectiveness of Ontrak, Inc.’s internal control over financial reporting as of December 31, 2019, which reports were included in the Annual Report on Form 10-K filed March 16, 2020. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
September 11, 2020